AuRico Gold Inc. Issues Fundamental Change Notice and Offer to Purchase
to Holders of Its 3.50% Convertible Senior Notes due 2016

Toronto: November 23, 2011: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico”, or the “Company”) AuRico Gold Inc. today notified holders of its 3.50% Convertible Senior Notes due 2016 (the “Notes”) that a Fundamental Change (as defined in the Indenture (as defined below) under the indenture, dated as of October 15, 2010, as supplemented by the first supplemental indenture, dated as of October 5, 2010, and the second supplemental indenture, dated as of October 26, 2011 (collectively, the “Indenture”) has occurred and offered to purchase (the “Offer to Purchase”) from each holder (the “Holder”) of the Notes any or all of such Holder’s outstanding Notes on December 23, 2011 or a later date if AuRico elects to extend the Offer to Purchase (the “Fundamental Change Purchase Date”). The purchase price (the “Fundamental Change Purchase Price”) for Notes validly surrendered and not validly withdrawn will be US$1,000 in cash per US$1,000 principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date.

Holders may, but are not obligated to, surrender their Notes from November 23, 2011 until 5:00 p.m., New York City time, on December 21, 2011 (the “Exercise Expiration Date”). AuRico will purchase all Notes that have been validly surrendered, and not validly withdrawn prior to the Exercise Expiration Date, on the Fundamental Change Purchase Date, which is the Second Business Day (as defined in the Indenture) following the Exercise Expiration Date. The Fundamental Change Purchase Price for any Notes that are surrendered, and not validly withdrawn, will be paid by The Bank of New York Mellon, as paying agent (the “Paying Agent”), promptly following the later of the Fundamental Change Purchase Date and the time of book-entry transfer or delivery of such Notes to the Paying Agent.

As previously announced, effective October 26, 2011, AuRico acquired all of the issued and outstanding common shares of Northgate Minerals Corporation (“Northgate”) on the basis of 0.365 common shares of AuRico for each Northgate common share in accordance with a court-approved plan of arrangement of Northgate under the British Columbia Business Corporations Act (the “Arrangement”). Following the completion of the Arrangement, Northgate was amalgamated into AuRico (the “Amalgamation”). As a result of the successful completion of the Arrangement and the Amalgamation, a Fundamental Change (as defined in the Indenture) occurred and, accordingly, AuRico is required to offer to each Holder of the Notes to purchase any or all of such Holder’s outstanding Notes on the Fundamental Change Purchase Date.

In accordance with the Indenture, attached to this press release as Exhibit A is the Notice of Fundamental Change.

AuRico has retained The Bank of New York Mellon as the depositary, tender agent and paying agent. Questions regarding the tender offer and additional information may be directed to Mr. David Mauer at 1-212-815-3687.

Neither AuRico nor The Bank of New York Mellon makes any recommendation to Holders as to whether to tender or convert their Notes. Holders must make their own decisions as to whether to tender or convert their Notes, and, if so, the amount of Notes to tender or convert. This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer is being made pursuant to the Schedule TO-I that AuRico filed with the U.S. Securities and Exchange Commission. The tender offer is not being made to holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Goldwebsite at http://www.auricogold.com or contact:

Matthew Howorth	Anne Day
Vice President, General Counsel	Director of Investor Relations
and Corporate Secretary	AuRico Gold Inc.
AuRico Gold Inc.	1-647-260-8880
1-647-260-8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to be in production at the end of Q1 2012 and to achieve over 200,000 ounces of production by 2015, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Exhibit A

NOTICE OF FUNDAMENTAL CHANGE
TO THE HOLDERS OF THE
NORTHGATE MINERALS CORPORATION
3.50% Convertible Senior Notes due 2016 (the “Notes”)
CUSIP No. 666416 AB8

As previously announced, effective October 26, 2011, AuRico Gold Inc. (“AuRico”) acquired all of the issued and outstanding common shares of Northgate Minerals Corporation (“Northgate”) on the basis of 0.365 of a common share of AuRico (a “Common Share”) for each common share of Northgate (the “Exchange Share Ratio”) in accordance with a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Following the completion of the Arrangement, Northgate was amalgamated into AuRico (the “Amalgamation”).

Northgate, The Bank of New York Mellon, as trustee (the “Trustee”), and BNY Trust Company of Canada, as co-trustee (the “Co-Trustee”), have entered into the Indenture, dated as of October 5, 2010 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of October 5, 2010 (the “First Supplemental Indenture”), among Northgate, the Trustee and the Co-Trustee, and further supplemented by the Second Supplemental Indenture, dated as of October 26, 2011, among AuRico, Northgate, the Trustee and the Co-Trustee (the “Second Supplemental Indenture” and, collectively with the Base Indenture and the Second Supplemental Indenture, the “Indenture”). Initially capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Indenture.

Pursuant to the Arrangement and the Amalgamation, Northgate and AuRico entered into the Second Supplemental Indenture, which provides that: (i) the 3.50% Convertible Senior Notes due 2016 (the “Notes”), previously issued by Northgate pursuant to the Base Indenture and the First Supplemental Indenture, are convertible into Common Shares pursuant to the terms of the Indenture, and (ii) AuRico has assumed all of Northgate’s obligations under the Indenture.

As a result of the Arrangement and the Amalgamation, a Fundamental Change (as defined in the Indenture) occurred on October 26, 2011. Notice is hereby given by AuRico, as required by Section 3.02(B) of the First Supplemental Indenture, that the implementation of the Arrangement and the Amalgamation constitute a Fundamental Change for purposes of the Indenture. Accordingly, subject to the terms and conditions of the Indenture, AuRico hereby offers to purchase all of the Notes on December 23, 2011 or a later date selected by AuRico if AuRico elects to extend the Offer to Purchase (as defined below) in accordance with its terms (the “Fundamental Change Purchase Date”). The purchase price (the “Fundamental Change Purchase Price”) for Notes will be 100% of the principal amount of the Notes (or portions thereof) to be so repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date. Concurrent with the issuance of this notice of Fundamental Change, AuRico is filing with the U.S. Securities and Exchange Commission a Tender Offer Statement on Schedule TO–I, including an offer to purchase (the “Offer to Purchase”).

In order to accept the Offer to Purchase, a holder must (i) cause to be completed the appropriate instruction form for conversion pursuant to The Depository Trust Company’s (“DTC”) book-entry conversion program, (ii) cause to be delivered by book entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Notes, (iii) furnish appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent (each as defined in the Indenture), (iv) pay the amount of interest, if any, required by Section 10.02(E) of the First Supplemental Indenture and (v) pay any tax or duty if required pursuant to Section 10.04 of the First Supplemental Indenture. Any other applicable procedures of the Depositary for converting a beneficial interest in the Notes shall apply, whereupon the holder of the Note in respect of which such notice is given will, unless such notice is validly withdrawn in accordance with the procedures set forth below, thereafter be entitled to receive solely the Fundamental Change Purchase Price with respect to such Notes.

The Trustee will promptly pay the Purchase Price for Notes properly surrendered for repurchase following the later of the Fundamental Change Purchase Date or the time of book-entry transfer.

Holders of the Notes (“Holders”) may surrender their Notes from November 23, 2011 until 5:00 p.m., New York City time, on December 21, 2011 or a later date selected by AuRico if AuRico elects to extend the Offer to Purchase in accordance with its terms (the “Exercise Expiration Date”). Notes surrendered for purchase may be withdrawn any time prior to 5:00 p.m., New York City time, on the Exercise Expiration Date. In order to withdraw previously surrendered Notes, a Holder must deliver to DTC, by means of letter or facsimile transmission setting forth: (i) the name of such Holder, (ii) a statement that such Holder is withdrawing its election to have Notes purchased by AuRico on such Fundamental Change Purchase Date pursuant to the Offer to Purchase, (iii) the principal amount of the Notes of such Holder to be so withdrawn (which amount must be US$1,000 or an integral multiple thereof) and (iv) the principal amount, if any, of the Notes of such Holder that remain subject to purchase by AuRico pursuant to the Offer to Purchase (which amount must be US$1,000 or an integral multiple thereof).

The Holder must comply with the withdrawal procedures of DTC prior to the Exercise Expiration Date in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time. Previously surrendered Notes that are validly withdrawn may be validly resurrendered by following the surrender procedures described above.

Notes that have been surrendered may only be converted pursuant to Article X of the First Supplemental Indenture if such Notes have been withdrawn in accordance with the procedures set forth in the Offer to Purchase. If, prior to 1:00 p.m., New York City time, on the Fundamental Change Purchase Date, the Paying Agent holds money sufficient to pay the Fundamental Change Purchase Price due on all Notes surrendered for repurchase in accordance with the terms of the Indenture, then, on and after the Fundamental Change Purchase Date, such Notes will cease to be outstanding and interest on such Notes will cease to accrue, whether or not the book-entry transfer of the Notes is made. Thereafter, all other rights of the relevant Holders terminate, other than the right to receive the Fundamental Change Purchase Price upon book-entry transfer.

In connection with the Offer to Purchase, AuRico will, to the extent applicable:

  comply with the provisions of Rule 13e-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Regulation 14E under the Exchange Act and all other applicable laws;

  file a Tender Offer Statement on Schedule TO–I or any other required schedule under the Exchange Act or other applicable laws; and

  otherwise comply with all applicable U.S. federal and U.S. state securities laws in connection with any offer by AuRico to purchase the Notes.

The name and address of the Trustee are as follows:

The Bank of New York Mellon

If by Mail:
Corporate Trust Operations – Reorganization Unit
Attn: Mr. David Mauer
101 Barclay Street – Floor 7 East
New York, NY 10286

If by Hand or Overnight Mail:
101 Barclay Street – Floor 7 East
New York, NY 10286

Very truly yours,
AURICO GOLD INC.